

February 3, 2020

Brian Mitts
President
NexPoint Real Estate Finance, Inc.
300 Crescent Court
Suite 700
Dallas, Texas 75201

> **Re: NexPoint Real Estate Finance, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-11**
> **Filed January 27, 2020**
> **File No. 333-235698**

Dear Mr. Mitts:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 14, 2020 letter.

Amendment No. 2 to Form S-11 filed January 27, 2020

Unaudited Pro Forma Consolidated Financial Statement Information, page F-6

1. We note your disclosure on page 82 that your operating partnership will own an approximate 26.4% interest in the subsidiary partnerships after your offering. Please tell us what consideration you have giving to adjusting your pro forma income statement to reflect the allocation of net earnings between controlling and non-controlling interest. Additionally, tell us what consideration you have given to adding footnote disclosure to your pro forma financial statement information to more fully describe the operating partnership's ownership interest in the subsidiary partnerships.

<u>General</u>

2.   We note your revised disclosure on page 82 that the OP will contribute the net proceeds in an amount equal to 28.0% to its first subsidiary partnership, 39.3% to its second subsidiary partnership and 32.7% to its third subsidiary partnership and will own approximately 26.4% of each of the subsidiary partnerships (assuming the underwriters do not exercise their option to purchase additional shares). We further note your disclosure on page 2 that, upon the completion of this offering, you will hold all of the limited partnership interests in your OP. Please revise your summary and throughout the prospectus to clarify, if true, that your OP will own approximately 26.4% of each of the subsidiary partnerships, including revising the structure charts on pages 20 and 121 to include the ownership percentages and identify the owners of the non-controlling interests. In addition, please clarify throughout, if true, that you only hold the economic interest in approximately 26.4% of your initial portfolio.

You may contact Isaac Esquivel at 202-551-3395 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald Alper at 202-551-3329 or Jennifer Gowetski at 202-551-3401 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Charles T. Haag